

OFFERING MEMORANDUM

facilitated by



Daughter

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Daughter
State of Organization	NY
Date of Formation	06/30/2020
Entity Type	Limited Liability Company
Street Address	288 Linden St Apt 2, Brooklyn NY, 11237
Website Address	daughter.nyc

(B) Directors and Officers of the Company

Key Person		Adam Keita
Position with the Company		
	Title	Founder
	First Year	2020
Other business experience (last three years)		PROFILE An experienced FOH manager, with a well demonstrated history with high performing cafes, that focused on specialty coffee, low intervention wines and locally sourced food. I bring to the table a set of ears ready to listen to the community needs and a focused mind , to bridge the cafe's financial means and community needs together. I'm driven to

showcase the importance of community relations, from my co-workers, to my guests, building a fluid and cohesive environment with that bond. I'm driven to make cafes and restaurants safe places where all can feel at home, a place where the bar for transparency and communication has been lifted.

EXPERIENCE

PARTNERS COFFEE (FORMERLY TOBY'S ESTATES BROOKLYN)

Cafe Manager West Village | Brooklyn | 2017-2019

My role circled around overseeing the front of house and accounting for logistical input/ output, such as inventory levels, daily sales trend, and employee performance details in daily reports

Played the role of intermediary between company owners and cafe staff, to implement policy changes, address issues and concerns, and preserve positive morale

Monitored daily sales trends, petty cash, and inventory for a small business that averaged over 800 transactions per day to ensure proper ordering, increase profits, and reduction of waste in its many forms

Sey Coffee

2019-Present

My responsibilities primarily revolved around QC cuppings, being a brand ambassador for the company and monitoring daily sales trends.

At Sey we introduced a cafe self governed

by its workers, leaving behind the belief of ranks within a workplace and allowing us to introduce a more socialist look to the economy.

With a lot of work, we've become a pillar of what a cafe should look like in the ever changing New York.

Four Horsemen/ Daymoves

2019-Present

Helped develop a well curated multi roaster program,

Assisting guests with coffee, food and wine pairings, while providing them with down to earth service.

Maintaining relationships with repeat guests by knowing what their needs are when they are at the restaurant and meeting those needs to their satisfaction, while introducing them to new exciting offerings.

Recommending wine based on a customer's palette and price range

Key Person	Brian Stoothoff
Position with the Company Title First Year	 Co-Founder 2020
Other business experience (last three years)	**February '20- April '20: Yanni's Coffee, Chelsea, Manhattan, NY / Barista** **Duties: Barista, Cashier, Bake, Clean, Help Customers Pick Drinks and Retail Coffee**

August '19- February '20: Partners Coffee (Toby's Estate), Bushwick, NY / Manager Duties: Scheduling, Managing Inventory, Placing Orders, Training Staff, Coffee QC

Sept '18- August '19: Partners Coffee (Toby's Estate), Brooklyn, NY / Trainer

Duties: Teach Espresso, Latte Art, Pour over Classes & Host Cuppings. Training Baristas

Feb '18- August '19: Partners Coffee (Toby's Estate), Brooklyn, NY / ShiftLead Duties: Shift Lead, Barista, Open and Close Cash Drawer, Writing Shift Reports

August '17- December '17: Arrow Coffee House, Alberta St. Portland, OR / Barista Duties: Barista, Cashier, Food Runner, Opening and Closing

May '17- July '17: Virtuous Pie, Division St. Portland, OR / Consultant / Head Barista Duties: Developing Entire Vegan Coffee Program Serving Heart and House Made Nut Milks

- **September '16- May '17: Groundwork Coffee, Hawthorne St. Portland, OR / Barista Duties: Barista, Training New Hires and Current Staff, Opening and Closing**

Key Person	Sarah Huggins
Position with the Company Title First Year	 Co-Founder 2020
Other business experience (last three years)	Lucky Goat Coffee Tallahassee April 2016- May 2019 • Lead Barista: Responsible for dialing in coffee daily, crafting specialty drinks, training others on café operations, and participating in frequent coffee tastings to continue palate refinement. • Special Events: Responsible for set up, breakdown, customer engagement, and crafting specialty drinks on our Cold Brew Bus at catering events. Liberty Bar and Restaurant of Tallahassee April 2018- March 2019 • Hostess and Server • Liberty Events and Catering Server: Assisted set up, breakdown, and high quality serving at on and off-site events such as weddings, rehearsal dinners, and retirement parties. Partners Coffee May 2019- October 2019 • Shift Lead: Responsible for fulfilling all the roles of a specialty barista as well as overseeing training of new employees, maintaining DOH standards, and writing up daily shift reports to upper management about order statuses, employee development, and maintenance needs. Variety Coffee October 2019- Present • Barista: Responsible for dial in, café cleanliness, maintaining drink quality, and continued coffee education

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Adam Keita	33.3%
Brian Stoothoff	33.3%
Sarah Huggins	33.3%

(D) The Company's Business and Business Plan

The Opportunity

Daughter is a new-age Cafe/ Bar, concept that focuses on quality coffee, natural wine and sustainably-prepared food. At the same time, we plan to tackle the industry waste norm by upcycling and composting (with the mindset of utilizing the compost and recycled waste within our shop and community.) A concept formally known as Circular Economy. By investing in Daughter, you will be help establish the first black-owned natural wine store in Harlem.

Daughter plans on opening its doors in the Winter of 2021, with a mission to be a place where you can drink, eat, and relax with the comfort of knowing we are trying to inspire chance within our current wasteful food culture.

Inspirations To Develop Success

The challenges to this are high and we acknowledge them, but more importantly we understand them. The reward of spreading awareness of waste reduction is too great not to try. Daughter was conceived from the mindset of adaptation and reinvention, meaning we cannot change the food industry without experimentation.

This mindset is inspired by the many new restaurants abroad being birthed in the past couple of years (Ex: Nolla based in Finland, Loop based in Finland, and De Ceuvel based in Amsterdam),and many scholarly publications speaking of change within the food industry (Ex: EllenMcArthur Foundation, and Leiden Universities Sustainability Department.) We have been reaching out to many of them seeking advice, and discussing hiccups that they've come across, just so that we can learn from our older siblings on how to overcome them before they arise. We plan to lean on them for support in the future to learn and experiment, so that we can inspire the New York food industry.

Offerings

- Natural wine
- Coffee
- A small selection of breakfast, lunch and dinner items
- Vegetarian kitchen
- Vegan options

- A rotating, season menu
- Hours of 7am to 3pm, 6pm to 11pm

Initiatives

1) We will tackle food waste by using coffee waste to create new life.Used coffee grounds are the most wasted product in cafés, producing close to 125 pounds in smaller neighborhoods alone. It's a shame because they are packed with nutrients often left untapped. Less than 1 percent of coffee's biomass is found in a cup of coffee. Daughter plans to make a dent in this number by growing mushrooms from the used coffee grounds produced in our daily coffee production.We will use the mushrooms grown from our used grounds in our café's seasonal menu offerings, and sell any excess as wholesale to other restaurants in NYC.

2) Daughter will produce fertilizer from a large built-in compost bin stored in our rooftop garden. From the high acidic fertilizer, we will grow a small selection of seasonal produce—such as potatoes, spinach, and winter squash— that is able to handle the acidic properties that coffee carries. We will sell any excess fertilizer to local farmers and urban gardens.

Community Involvement & Support

We aim to create ten to thirteen new jobs in the first year of operations. We also plan on hosting small community classes.

Additional Capital

Daughter secured $20,000 in funding, towards a goal of $120,000.

(E) Number of Employees

The Company currently has 3 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR

STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$35,000
Offering Deadline	October 14, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$107,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Construction	$11,600	$40,000
Rental Lease Deposit	$8,000	$13,000
Payroll	$4,000	$12,000
Bar/ Kitchen Equipment	$8,000	$34,000
Initial Marketing	$1,300	$1,580
Mainvest Compensation	$2,100	$6,420
TOTAL	$35,000	$107,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

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(J) The Investment Process

To Invest

- Review this Form C and the [Campaign Page](#)
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.5 - 7.6%[2]
Payment Deadline	2025-07-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	 1.8 x 1.7 x
Sharing Start Date	The first day after disbursement that the Company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.45%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.5% and a maximum rate of 7.6% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$35,000	2.5%
$53,000	3.8%
$71,000	5.0%
$89,000	6.3%
$107,000	7.6%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.8x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.7x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited liability company interests are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Adam Keita	33.3%
Brian Stoothoff	33.3%
Sarah Huggins	33.3%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Daughter was established in June 30th 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Daughter forecasts the following milestones:

- Secure lease in Harlem, New York by December 2020
- Hire for the following positions by Feb 2021: Community Organizer, Two Servers, and Two Prep Cooks

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,090,790	$1,251,000	$1,437,550	$1,509,426	$1,554,708
Cost of Goods Sold	$114,420	$118,300	$116,800	$147,430	$151,852
Gross Profit	$976,370	$1,132,700	$1,320,750	$1,361,996	$1,402,856
EXPENSES					
Rent	$72,000	$72,000	$72,000	$72,000	$72,000
Utilities	$15,000	$15,000	$15,000	$15,000	$15,000
Salaries	$282,000	$290,460	$299,173	$363,359	$374,259
Marketing	$4,800	$4,800	$4,800	$4,800	$4,800
Equipments	$51,000	$0	$0	$0	$0
Employee Related Expenses	$56,400	$58,092	$59,835	$60,736	$62,254
Build Out	$150,000	$0	$0	$0	$0
Operating Profit	$345,170	$692,348	$869,942	$846,101	$874,543

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V